
CAPITAL BANK
AIN ST.

Investing in our Communities

2005 Annual Report

CAPITAL BANK
CORPORATION



Dear Fellow Shareholders,

To be North Carolina's most respected and profitable community bank while upholding our commitment to hometown, personal service for our loyal clients, giving back to the communities we serve—a bold statement for any community bank, but clearly a vision that you expect from us. We endeavor to deliver on this promise.

2005 was a very exciting year at Capital Bank. Earnings increased 26 percent to $6.7 million, which we believe, along with our continued asset growth, reflects our concentrated sales efforts around improving our deposit mix and growing core deposits matched with a disciplined credit culture.

Our improved financial position in 2005 enabled us to take advantage of a unique opportunity to acquire the venerable banking institution in Alamance County: 1st State Bank. The merger, negotiated in mid-2005, closed on January 3, 2006, bringing our asset size to $1.3 billion. Already in Alamance County, Capital Bank increased its market share to the leading market position in this growing area of the state. In addition, the 1st State Bank merger allowed us to move forward with bringing our data and item processing in house with a new operations center in Burlington, enabling us to take advantage of cost savings, increase our flexibility and responsiveness, and continue to spread fixed expenses over a broader franchise. Finally, and most importantly, we added an incredible group of bankers to the Capital Bank team. Christine Baker and Fairfax Reynolds joined Capital Bank as the chief financial officer and regional president, respectively, strengthening our executive management team.

We remain firmly convinced that Capital Bank is in some of the most valuable and sought after banking markets in the United States, including the Triangle, Triad, Sandhills and Western regions of North Carolina. In keeping with our disciplined growth approach, we opened two new offices in 2005 in Morrisville and Pittsboro.

Capital Bank also announced in 2005 that we will be relocating our headquarters and opening a new full service branch in downtown Raleigh, joining the extensive revitalization efforts underway, while dramatically increasing our community profile. Although we plan an additional two new locations in the Triangle in 2006, the focus of our management team will remain core deposit growth to fund continued strong loan demand in our key markets.

We believe it is important to convey our 2006 key objectives and priorities simply and directly:

- Profitability through sustainable earnings stream
- Increase shareholder value and return
- Successful integration and efficient operations

In conclusion, we join our board of directors in recognizing and thanking the extraordinary team of dedicated associates that strive each day to provide hometown banking service to our valued clients. We understand and appreciate the trust you, our shareholders, place in us with your investment. Your ongoing support and commitment will enable us to continue building on the success of 2005.

O.A. Keller III
Chairman of the Board

B. Grant Yarber
President and Chief Executive Officer



"The key to building relationships is to listen and provide services that best fit our clients' needs. Being voted the 'Bank of Choice in Catawba Valley' makes us feel that we are accomplishing this."

–Denise Hollar, Branch Manager, Hickory

What does it mean to be a community-based bank?

We believe clients and communities are best served by local investment of deposit dollars, local lending decisions and local ownership of financial institutions. Community banks play a significant role in local economic development efforts, stimulating the economy to produce jobs and new opportunities. Capital Bank is proud to be your community bank.

Capital Bank has always had the goal to be a positive influence in the lives of our clients by providing solid financial products and services, and by investing in the communities we serve. Through 26 community banking locations across North Carolina, our strong team of banking professionals reaches out to our clients, helping them accomplish all of their financial goals. But this focus extends beyond this high level of service to our commitment to investing in each community we serve.

Capital Bank prides itself on building strong relationships. In turn, these relationships allow our team of experienced bankers to help our clients make the best financial decisions for their needs. Our associates are friends and neighbors serving friends and neighbors. That's why we are constantly working to invest more—whether it be through our support of charitable organizations or the commitment to moving our headquarters to North Carolina's "Main Street" in downtown Raleigh in support of the city's revitalization efforts.

We are proud to provide *Service Worth Talking About,* and we are equally proud to be an integral part of each community we serve across North Carolina.



High Technology, High Service
Burlington Operations Center

Capital Bank's new state-of-the-art operations center houses the technology and infrastructure to support several data processes that the bank is bringing in house, allowing clients to view their accounts in real time.

Financial Highlights

As of and for the years ended December 31	2005	2004	2003	2002	2001
Earnings Summary *(In thousands)*					
Operating revenues *	$ 36,021	33,039	34,444	28,336	15,962
Net income	6,699	5,311	994	4,307	2,420
Per Share *(In dollars)*					
Net income–basic	0.99	0.79	0.15	0.79	0.65
Net income–diluted	0.97	0.77	0.15	0.76	0.65
Dividends	0.24	0.21	0.20	0.20	–
Book value	12.18	11.76	11.15	11.44	10.28
Ending Balances *(In thousands)*					
Total assets	960,906	882,294	857,734	840,976	406,741
Loans, net of unearned income	668,982	654,867	625,945	600,609	306,891
Deposits	698,480	654,976	629,619	644,887	304,443
Shareholders' equity	83,492	77,738	72,923	75,471	36,983
Performance Ratios *(In percent)*					
Return on average assets	.74%	.60%	.11%	.66%	.65%
Return on average equity	8.32%	7.04%	1.34%	7.43%	6.69%
Consolidated Capital Ratios *(In percent)*					
Leverage	10.64%	9.61%	8.71%	8.18%	8.75%
Tier I	11.73%	11.08%	10.68%	9.03%	9.63%
Total	13.71%	12.33%	12.13%	10.28%	10.88%
Number of Shares *(Average used for earnings per share)*					
Basic	6,790,846	6,712,502	6,655,926	5,467,735	3,712,280
Diluted	6,920,388	6,885,700	6,793,872	5,662,949	3,746,841
Outstanding shares end of period	6,852,156	6,612,787	6,541,495	6,595,784	3,597,339

* Net interest income plus non-interest income

The financial information presented in this report should be reviewed in conjunction with Capital Bank Corporation's Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

At Home in Downtown Raleigh.
The New Capital Bank Headquarters

In spring 2006 Capital Bank will move into its new headquarters building at 333 Capital Bank Plaza on Fayetteville Street. A full-service branch will also serve clients on the lobby level.


CAPITAL BANK

Consolidated Balance Sheets

As of and for the years ended December 31 (In thousands, except per share data)	2005	2004
Assets		
Cash and due from banks:		
Interest-earning	$ 4,603	$ 971
Non-interest earning	30,544	22,036
Cash held in escrow	33,185	–
Federal funds sold and short-term investments	8,757	4
Investment securities–available for sale, at fair value	143,239	140,946
Investment securities–held to maturity, at amortized cost	12,334	13,336
Federal Home Loan Bank stock	6,027	6,298
Loans–net of unearned income and deferred fees	668,982	654,867
Less allowance for loan losses	(9,592)	(10,721)
Net loans	**659,390**	**644,146**
Premises and equipment, net	14,868	15,608
Bank-owned life insurance	19,857	13,500
Deposit premium and goodwill, net	12,853	13,065
Deferred income tax	6,305	5,985
Accrued interest receivable and other assets	8,944	6,399
Total assets	**$ 960,906**	**$ 882,294**
Liabilities and Shareholders' Equity		
Deposits:		
Demand, non-interest bearing	$ 77,847	$ 65,673
Savings and interest-bearing checking	91,427	93,116
Money market deposit accounts	145,578	100,319
Time deposits less than $100,000	253,745	260,574
Time deposits $100,000 and greater	129,883	135,294
Total deposits	**698,480**	**654,976**
Repurchase agreements and federal funds purchased	14,514	16,755
Short-term debt	30,000	–
Federal Home Loan Bank advances	93,173	102,320
Subordinated debentures	30,930	20,620
Accrued interest payable and other liabilities	10,317	9,885
Total liabilities	**877,414**	**804,556**
Commitments and contingencies		
Shareholders' equity:		
Common stock, no par value; 20,000,000 shares authorized, 6,852,156 and 6,612,787 issued and outstanding as of 2005 and 2004, respectively	70,985	68,341
Accumulated other comprehensive (loss) income	(1,672)	305
Retained earnings	14,179	9,092
Total shareholders' equity	**83,492**	**77,738**
Total liabilities and shareholders' equity	**$ 960,906**	**$ 882,294**

Please see the complete set of consolidated financial statements and accompanying notes in Capital Bank Corporation's Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

Consolidated Statements of Operations

As of and for the years ended December 31 (In thousands, except per share data)	2005	2004	2003
Interest income:			
Loans and fees on loans	$ 43,047	$ 35,704	$ 34,352
Investment securities	6,900	6,531	5,898
Federal funds and other interest income	802	156	190
Total interest income	**50,749**	**42,391**	**40,440**
Interest expense:			
Deposits	15,577	11,782	12,070
Borrowings and repurchase agreements	5,882	4,475	4,248
Total interest expense	**21,459**	**16,257**	**16,318**
Net interest income	**29,290**	**26,134**	**24,122**
Provision (credit) for loan losses	(396)	1,038	8,247
Net interest income after provision for loan losses	**29,686**	**25,096**	**15,875**
Other operating income:			
Service charges and fees	2,862	2,948	2,858
Net gain on sale of securities	7	18	442
Mortgage fees and revenues	1,733	1,288	4,864
Gain on sale of branches	–	1,164	–
Loss on sale of mortgage loan portfolio	–	(320)	–
Bank-owned life insurance	546	266	179
Other fees and income	1,583	1,541	1,979
Total other operating income	**6,731**	**6,905**	**10,322**
Other operating expenses:			
Personnel	13,999	12,125	13,895
Occupancy	2,565	2,366	2,226
Data processing	1,263	1,130	1,164
Furniture and equipment	1,468	1,683	1,469
Director fees	1,138	428	415
Amortization of intangibles	212	247	310
Advertising	876	869	721
Professional fees	867	989	1,017
Telecommunications	592	542	337
Other	3,474	3,445	3,611
Total other operating expenses	**26,454**	**23,824**	**25,165**
Net income before income tax expense	**9,963**	**8,177**	**1,032**
Income tax expense	3,264	2,866	38
Net income	**$ 6,699**	**$ 5,311**	**$ 994**
Net income per share–basic	**$ .99**	**$ .79**	**$ .15**
Net income per share–diluted	**$ .97**	**$ .77**	**$ .15**
Dividends per share	**$ .24**	**$ .21**	**$ .20**

Organization and Nature of Operations

Capital Bank Corporation (the "Company") is a financial holding company incorporated under the laws of North Carolina on August 10, 1998. The Company's primary function is to serve as the holding company for its wholly-owned subsidiary, Capital Bank. Capital Bank (the "Bank") was incorporated under the laws of North Carolina on May 30, 1997 and commenced operations on June 20, 1997. The Bank is a community bank engaged in general commercial banking, providing a full range of banking services. The Bank's primary source of revenue is interest earned from loans to clients and from invested cash and securities and non-interest income derived from various fees.

The Bank operates throughout North Carolina with branch facilities located in Asheville (3), Burlington (4), Cary, Graham (2), Greensboro, Hickory, Mebane, Morrisville, Oxford, Pittsboro, Raleigh (5), Sanford (3), Siler City and Wake Forest. The Company's corporate headquarters are located on Fayetteville Street in Raleigh, North Carolina.

Within the past five years, the Company completed the acquisitions of First Community Financial Corporation and its subsidiary, Community Savings Bank, Inc. ("Community Savings Bank") and High Street Corporation, the holding company for High Street Banking Company ("High Street Bank"). Community Savings Bank operated four banking offices in Alamance County, North Carolina and High Street Bank operated three banking offices, two in Asheville and one in Hickory. During 2002, Community Savings Bank and High Street Bank were merged into the Bank. On January 3, 2006, the Company acquired 1st State Bancorp, Inc., and its subsidiary, 1st State Bank. 1st State Bank operated seven banking offices in Alamance County, North Carolina.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, valuation of goodwill and intangible assets, valuation of investments and calculation of income taxes. Actual results could differ from those estimates.

Loans and Allowance for Loan Losses

Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses and net deferred loan origination fees and costs. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Deferred loan fees and costs are amortized to interest income over the contractual life of the loan using the level interest yield method.

A loan is considered impaired, based on current information and events, if it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Uncollateralized loans are measured for impairment based on the present value of expected future cash flows discounted at the historical effective interest rate, while all collateral-dependent loans are measured for impairment based on the fair value of the collateral. The allowance is an amount that management believes will be adequate to absorb probable losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. There were no loans classified as impaired at December 31, 2005 and 2004, respectively.

The allowance for loan losses was $9,592 and $10,721 as of December 31, 2005 and 2004, respectively. Allowance for loan losses as a percentage of total loans outstanding was 1.43% and 1.64% as of December 31, 2005 and 2004, respectively.

Investments

The Company's securities are recorded into one of two categories, available for sale or held to maturity, at the time of purchase. Available for sale securities are valued at fair value and may be sold in response to changes in interest rates and other events. Held to maturity securities are valued at amortized cost due to the Company's intent and ability to hold the securities until their maturity. The Company records an investment impairment charge when it believes an investment has experienced a decline in value that is other than temporary.

Net Income Per Share

The Company presents both basic and diluted EPS on the face of the Consolidated Statements of Operations. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS results from the effect of incremental shares assumed to be outstanding from the exercise of stock options.

Income Taxes

Deferred tax asset and liability balances are determined by application to temporary differences of the tax rate expected to be in effect when taxes will become payable or receivable. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if the Company determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Federal Home Loan Bank Advances

The Bank borrows from the Federal Home Loan Bank of Atlanta under a credit agreement collateralized by certain investment securities and various loans secured by first and second mortgages. The debt matures at various times through 2012 and has a weighted average interest rate of 4.31% at December 31, 2005.

Goodwill and Other Intangible Assets

Net assets of companies acquired in purchase transactions are recorded at fair value at the date of acquisition, and as such, the historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Identified intangibles are amortized on a straight-line basis over the period benefited. Goodwill is no longer amortized, but is reviewed for potential impairment each year at the reporting unit level. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Other intangible assets are evaluated for impairment if events and circumstances indicate a possible impairment.

Regulatory Matters and Restrictions

The Company and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. As of September 30, 2005, the most recent notification from regulators, the Bank was categorized as "well capitalized" by regulatory authorities and management believes the Company continues to be "well capitalized." There are no conditions or events since that date that management believes could have an adverse effect on the Bank's category. Management believes that as of December 31, 2005, the company meets all capital requirements to which it is subject.

Additional Financial Information

The Company's financial statements are filed with the Securities and Exchange Commission ("SEC") on a quarterly and annual basis. Our Annual Report on Form 10-K includes the report of Grant Thornton LLP, our Independent Registered Public Accounting Firm, on the financial statements for the year ended December 31, 2005. Additional financial information is available through the SEC's website at www.sec.gov or the Company's website at www.capitalbank-nc.com.

Our Footprint in North Carolina



Oxford
Burlington (4)
Mebane
Greensboro
Graham (2)
Wake Forest
Morrisville
Raleigh (5)
Asheville (3)
Hickory
Cary
Siler City
Pittsboro
Sanford (3)
Corporate Headquarters
Operations Center
Branch



$85,673

As a community partner of the WRAL-TV 2005 Coats for the Children campaign, Capital Bank clients and associates helped raise over $85,000 for the Salvation Army. More than 6,000 coats were collected for families in need during the holiday season, with 13 Capital Bank branches serving as collection sites.

Over 30 Capital Bank associates and management team members took hundreds of calls from people across the Triangle during WRAL-TV's telethon for the Coats for the Children campaign. The response and support from the community was impressive, with donations far exceeding what was raised in 2004.



SALVATION ARMY
WRAL

Capital Bank Leadership

Board of Directors

O. A. Keller III
Chairman of the Board
Capital Bank Corporation
Managing Member
Keller Group, LLC

B. Grant Yarber
President and Chief Executive Officer
Capital Bank Corporation

Charles F. Atkins
President
Cam-L Corporation

James A. Barnwell Jr.
President
Huffman Oil Company, Inc.

William C. Burkhardt
Director
SCANA, Belmont Plaza II, Titan Holdings

L. I. Cohen
Chief Executive Officer
Lee Iron & Metal Company, Inc.

John F. Grimes III
Partner
Budd Tire Company

Robert L. Jones
Chairman
Davidson & Jones Hotel Corporation

Oscar A. Keller Jr.
President and Chief Executive Officer
Parkview Retirement Home, Inc.

Ernest A. Koury Jr.
Vice President
Carolina Hosiery Mills, Inc.

James G. McClure Jr.
President
Green & McClure Furniture Company

James D. Moser Jr.
Certified Public Accountant
Gilliam, Coble & Moser, LLP

George R. Perkins III
President
Frontier Spinning Mills, Inc.

Don W. Perry
President
Lee Brick & Tile Company

Carl H. Ricker Jr.
Owner and President
Azalea Development Management Company

Richard H. Shirley
President
Dick Shirley Chevrolet, Inc.

J. Rex Thomas
President
Grubb & Ellis I Thomas Linderman Graham, Inc.

Samuel J. Wornom III
President and Chief Executive Officer
Nouveau Properties

Executive Management

B. Grant Yarber
President and Chief Executive Officer

A. Christine Baker
Chief Financial Officer

Mark Redmond
Chief Credit Officer

John Anthony
Chief Administration Officer

Teresa Farrell
Director of Human Resources

Chris McCoy
Western Regional President

David Morgan
Triangle Regional President

George Nicholson
Chief Accounting Officer

Roger F. Plott
Director of Commercial Services

Fairfax Reynolds
Central Regional President

Willard G. Ross
Retail Banking Executive

Andrew J. Shene
Director of Sales and Marketing

Stock Market Information

Shares of Capital Bank Corporation common stock are traded on the NASDAQ National Market under the symbol "CBKN."

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
800.368.5948
www.rtco.com

Dividend Reinvestment Plan

Capital Bank Corporation offers a Dividend Reinvestment and Stock Purchase Plan. For information, please contact Dividend Reinvestment Service at Registrar and Transfer Company above.

Financial Information

To obtain financial information or additional copies of the Company's Annual Report or Form 10-K, please contact:

A. Christine Baker
Chief Financial Officer
Capital Bank Corporation
P.O. Box 18949
Raleigh, NC 27619-8949
919.645.6404

Locations



Asheville
Main Office
1310 Hendersonville Rd.*
Asheville, NC 28803
828.277.5001

918 Merrimon Ave.*
Asheville, NC 28804
828.250.8700

462 New Leicester Hwy.*
Asheville, NC 28806
828.771.0202

Burlington
Main Office and
Operations Center
445 S. Main St.*
Burlington, NC 27215
336.227.8861

3466 S. Church St.*
Burlington, NC 27215
336.222.6745

2294 N. Church St.*
Burlington, NC 27217
336.227.5568

503 Huffman Mill Rd.*
Burlington, NC 27215
336.222.6780

Carthage
7249 US Hwy. 15-501**
Carthage, NC 28327

Cary
1201 Kildaire Farm Rd.*
Cary, NC 27511
919.469.9400

* ATM available at branch
** ATM location only

Graham
227 S. Main St.*
Graham, NC 27253
336.226.1198

1203 S. Main St.*
Graham, NC 27253
336.437.1506

Greensboro
1702 Battleground Ave.*
Greensboro, NC 27408
336.544.5440

Hickory
225 4th St. NW*
Hickory, NC 28601
828.326.7222

Mebane
102 E. Washington St.*
Mebane, NC 27302
919.563.5931

Morrisville
9632 Chapel Hill Rd.*
Morrisville, NC 27560
919.319.1049

Oxford
200 Williamsboro St.*
Oxford, NC 27565
919.693.9000

Pittsboro
37 Hillsboro St.
Pittsboro, NC 27312
919.545.5533

Raleigh
Main Office and Corporate
Headquarters
333 Fayetteville Street*
Raleigh, NC 27601
919.645.0868

4901 Glenwood Ave.*
Raleigh, NC 27612
919.645.6449

4400 Falls of Neuse Rd.*
Raleigh, NC 27609
919.878.3100

8816 Six Forks Rd.*
Suite 101
Raleigh, NC 27615
919.861.2050

2127 Clark Ave.*
Raleigh, NC 27605
919.828.7100

Sanford
Main Office
130 N. Steele St.
Sanford, NC 27330
919.775.4000

2800 Williams St.*
Sanford, NC 27332
919.775.2800

2222 Jefferson Davis Hwy.*
Sanford, NC 27332
919.776.2222

Sanford *(continued)*
Spring Lane Cinemas**
1531 Douglas Dr.
Sanford, NC 27330

4470 Hwy. 87**
Sanford, NC 27332

2609 Cox Mill Rd.**
Sanford, NC 27330

Siler City
300 E. Raleigh St.*
Siler City, NC 27344
919.742.4186

1513 E. 11th St.**
Siler City, NC 27344

Southern Pines
170 Beverly Lane**
Southern Pines, NC 28387

Wake Forest
12217 Capital Blvd.*
Wake Forest, NC 27587
919.453.5041

CAPITAL BANK
CORPORATION

capitalbank-nc.com | 800.308.3971

MEMBER FDIC